Mail Stop 4561

May 8, 2006

Mark Furlong
President
Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin 53202

> **RE:** **Marshall & Ilsley Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 1-15403**

Dear Mr. Furlong,

We have reviewed the above referenced filing, limiting our review to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 14. Shareholders' Equity, page 82

1.   Please provide us with and revise to describe the key settlement terms to determine the number of shares of common stock to be issued upon settlement of the forward stock purchase contract related to the 16,000,000 Common SPACES issued in 2004. We note that the number of shares depends on the applicable market value per share of your common stock and other factors. Specifically describe the other factors to us.

2.   Please tell us how you accounted for the Common SPACES upon issuance and subsequent to issuance. Please provide your supporting accounting analysis for

your accounting conclusions, specifically addressing how you considered SFAS 150, SFAS 133 and EITF 00-19 as well as any other accounting guidance you believe is applicable. Also, specifically tell us whether you believe the stock purchase contract is considered a freestanding financial instrument under SFAS 150.

Note 20. Derivative Financial Instruments and Hedging Activities, page 92

3.   Please revise to clearly disclose for each significant SFAS 133 hedge relationship, the specific methodology you use to test prospective and retrospectives hedge effectiveness and how often those tests are performed.   Refer to the Section II.M of the Current Accounting and Disclosure Issues in the Division of Corporation Finance report issued on December 1, 2005 and available on the SEC's web-site.

4.   For each SFAS 133 hedge relationship for which you use the short-cut method of assessing hedge ineffectiveness, please revise to disclose the following information:

- clearly explain the terms of the hedged item;

- clearly explain the terms of the derivative interest rate hedge; and

- tell us how you met each of the applicable conditions of paragraph 68 of SFAS 133.

5.   Please revise to disclose the component of your fair value and cash flow hedges gain or loss, if any, excluded from the assessment of hedge effectiveness for the periods presented. Refer to paragraph 45 of SFAS 133, as amended.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

Paul Cline
Senior Accountant